Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV’s DPX Delivery Technology to be Showcased in Two e-Posters at the AACR-NCI-EORTC Conference on Molecular Targets and Cancer Therapeutics

Dartmouth, Nova Scotia, and Cambridge, Mass., September 30, 2021 – IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical stage biopharmaceutical company pioneering a novel class of immunotherapies against difficult-to-treat cancers, today announced that two abstracts featuring two DPX-based immunotherapies have been accepted for virtual poster presentation at the upcoming AACR-NCI-EORTC Virtual International Conference on Molecular Targets and Cancer Therapeutics on October 7-10, 2021.

Poster #1

Survivin peptides formulated in the DPX delivery platform rather than standard emulsions, elicit a robust, sustained T cell response to survivin in advanced and recurrent ovarian cancer patients.

  Presenter: Yogesh Bramhecha, Ph.D.,
                     Professor, Department of Surgery
                     Faculty of Medicine, Université Laval, Quebec City

  Poster Number: LBA026

Poster #2

DPX-SurMAGE, a novel dual-targeted immunotherapy for bladder cancer, induces target-specific T cells with a favorable safety profile in preclinical model.

  Presenter: Yves Fradet, M.D.
                     Professor, Department of Surgery
                     Faculty of Medicine, Université Laval, Quebec City

  Poster Number: LBA030

Full abstracts and e-posters will be available on demand on the conference platform on October 7, 2021 at 9am ET. Both e-posters will be available under the Scientific Publications & Posters section on IMV’s website.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer immunotherapies based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a differentiated mechanism of action that generates a targeted and durable immune activation with limited side effects. IMV’s lead candidate, Maveropepimut-S, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing Maveropepimut-S in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

###

Source: IMV Inc.

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902)492.1819
E: mjasmin@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com